Schwartz Investment Trust

FILED VIA EDGAR

April 8, 2025

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Schwartz Investment Trust (the “Trust”)
File Nos. 811-07148; 33-51626
Response to Staff’s Comments on Post-Effective Amendment No. 49

Ladies and Gentlemen:

This letter sets forth the responses to oral comments received on March 31, 2025 from Mr. Christopher Bellacicco of the Staff of the Securities and Exchange Commission on Post-Effective Amendment No. 49 to the Trust’s registration statement on Form N-1A for the purpose of disclosing the adoption of an 80% policy to invest in morally responsible investments for the Schwartz Value Focused Fund (the “Fund”), a series of the Trust. Where noted, changes, as applicable, have been made to the registration statement.

PROSPECTUS

Risk/Return Summary: Annual Fund Operating Expense Table

1.              In the caption showing the Fund’s total annual operating expenses after fee waivers and recoupments, the word “Recoupment” should be replaced with “Reimbursement.”

RESPONSE: The caption has been renamed “Total Annual Fund Operating Expenses After Fee Waiver/Reimbursement” and the words “recoup” and “recoupment” have been replaced with “reimbursed” and “reimbursement” throughout the Prospectus.

2.              In the footnote description of the fee waiver arrangement, the clause in italics should be replaced with language stating that the Expense Limitation Agreement will terminate automatically in the event of an assignment.

“This expense limitation is in effect until May 1, 2026 and may be terminated by the Fund or the Adviser upon not less than 60 days’ prior written notice, provided, however, that (i) the Adviser may not terminate the agreement without the approval of the Board of Trustees, and (ii) the agreement terminates automatically if the Adviser ceases to serve as the Fund’s investment adviser.

RESPONSE: The sentence has been revised as requested:

3.              In the footnote description of the fee waiver arrangement, please remove the following sentence “During the fiscal year ended December 31, 2024, the Adviser waived $______ of its management fees and recouped $_____ of previous fee reductions.”

RESPONSE: We have removed the sentence in question.

Risk/Return Summary: What are the Fund’s Principal Investment Strategies?

4.              Please note that because the Fund’s name has a term suggesting a focus on investments with value characteristics, the Fund is required to adopt an 80% Policy to invest in value-oriented stocks in accordance with the amendments to Rule 35d-1 under the Investment Company Act of 1940 (the “Names Rule”).

RESPONSE: We acknowledge that the Fund must adopt an 80% policy to invest in value-oriented stocks and plan to adopt this policy prior to the compliance date under the Names Rule.

5.              In the discussion of the four major categories of companies that are avoided under the Fund’s moral screening process, explain how the Catholic Advisory Board defines the following terms:

(a)	those “involved in” the practice of abortion;
(b)	those that “support embryonic stem cell research.”

RESPONSE. We have added the following disclosures:

A company is deemed to be involved in the practice of abortion if it (i) conducts abortions or provides abortion-related products or services; or (ii) supports or contributes corporate funds to companies that engage in abortion, such as Planned Parenthood.

A company is deemed to support embryonic stem cell research if it (i) conducts research on embryonic stem cells; (ii) provides embryonic stem cell research services; (iii) provides embryonic stem cell therapies for various diseases; or (iv) develops products to improve embryonic stem cell therapeutic potential or regenerative treatments.

6.              Please add disclosure describing how the Fund monitors and conducts ongoing due diligence for its morally responsible investments to insure that they continue to adhere to the Fund’s moral criteria.

RESPONSE: We have added the following disclosure:

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The Adviser utilizes a proprietary screening process to monitor the Fund’s moral screening criteria.  The Adviser conducts internal research and also utilizes commercially available screening services and databases that enable the Adviser to monitor all publicly available company information.  On an ongoing basis, the Adviser monitors each portfolio company held in the Fund to determine whether that company remains in compliance with the Fund’s moral screening criteria.

7.                In the discussion of the Fund’s foreign investments, please indicate if the Fund plans to invest in emerging markets as part of its principal investment strategy and if so, please provide the appropriate risk disclosures and indicate how the Adviser defines an emerging market security.

RESPONSE: The Fund does not intend to invest in emerging market securities as part of its principal investment strategy.

8.                In the discussion of the Fund’s investments in debt securities, please disclose if there are limits on the duration, maturity or geographical concentration of its debt security investments.

RESPONSE: We have added the following disclosure:

The Fund’s investments in debt securities are not limited to any specific duration, maturity, or geographic concentration.

9.              The discussion of the Fund’s investments in debt securities states that the Fund may invest in debt securities rated below investment grade (high yield or junk bonds). Please disclose the ratings for debt securities that are considered to be below investment grade.

RESPONSE: We have added the following disclosure:

A debt security is considered to be below investment grade if it is rated below BBB- by S&P Global Ratings or Fitch Ratings or below Baa3 by Moody’s Investors Service, Inc.

Risk/Return Summary: What are the Principal Risks of Investing in the Fund?

10.         The Fund’s foreign exposure risks include the risks associated with the United Kingdom’s departure from the European Union in 2020, commonly referred to as “Brexit.” Consider if this is still appropriate risk disclosure.

RESPONSE: We have removed the risks of Brexit from the discussion of the Fund’s foreign investment risks.

11.      The Fund’s sector risk disclosures indicate that as of December 31, 2024, the Fund had 27.3% of the value of its net assets invested in a single stock within the real estate sector and 37.8% of the value of its net assets invested in the real estate sector.

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(a)   Please include separate real estate sector risk;

(b)  Please add disclosure to the principal investment strategy section about real estate sector investments or explain supplementally why this disclosure is not warranted;

(c)   Please explain how an investment of 27.3% of the value of the Fund’s net assets in a single stock and 37.8% in the real estate sector does not violate the Fund’s concentration policy to invest no more than 25% of its net assets in any one industry.

RESPONSE:

(a)            We did not include separate disclosure on the risks of investing in the real estate sector since the positions held by the Fund that are classified in the real estate sector operate as property leasing companies for the natural gas and crude oil industries and are not subject to the typical risks associated with real estate investments (such as overbuilding, lack of available financing, vacancies, and increases in property taxes and interest rates). We have included disclosures on the risks of the underlying oil and gas industry in this section since we believe these risks are more appropriate to the stocks held by the Fund as of December 31, 2024 that are classified in the real estate sector.

(b)           We do not believe it is appropriate to disclose information about real estate sector investments in the principal investment strategy section because the Fund does not have a strategy to invest in real estate stocks. The Fund’s investment focus is to purchase shares of morally responsible companies that the Adviser believes are selling below their intrinsic (true) value. The universe of eligible investments for the Fund includes all market sectors.

(c)            The Fund’s investment of 27.3% of the value of its net assets in a single stock and 37.8% in the real estate sector does not violate the Fund’s concentration policy to invest no more than 25% of its net assets in any one industry because the percentage limitations apply at the time of the purchase. The Fund has exceeded its concentration policy limits due to market appreciation, rather than purchase activity. The Fund confirms that it has not added to these positions through purchase activity since it initially exceeded the concentration policy limits due to market appreciation.

Additional Investment Information

12.    Please consider expanding the Additional Investment Information section to provide further detail about the Fund’s principal strategies and risks pursuant to IM Guidance Update No. 2014-08.

RESPONSE: We have reviewed the Additional Investment Information section in light of IM Guidance Update No. 2014-08 and have determined that the discussion is complete and appropriate.

13.    Consider moving the “Liquidity Risk” disclosures in the Non-Principal Risks subsection to the Principal Risks section.

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RESPONSE: We have moved the “Liquidity Risk” disclosures to the Principal Risks section.

Operation of the Fund

14.    In the discussion of the Expense Limitation Agreement, please add “at the time such amount was waived or repaid” to the end of the following sentence:

Any advisory fee reductions and/or expense reimbursements by the Adviser are subject to repayment by the Fund for a period of three years from the date such fee reductions or expense reimbursements were waived or reimbursed, provided the repayment to the Adviser does not cause the Fund’s aggregate ordinary operating expenses to exceed 1.25% of the Fund’s average daily net assets.

RESPONSE: We have added this disclosure to the end of the sentence in question.

STATEMENT OF ADDITIONAL INFORMATION

Investment Limitations

15.  With regards to the Fund’s fundamental investment limitation on industry concentration, “The Fund may not invest 25% or more of the Fund’s total assets in any one industry,” please add “or group of industries” to the end of this limitation.

RESPONSE: Since the Fund’s fundamental investment limitation cannot be changed without shareholder approval, we will consider presenting a proposal to shareholders to amend the Fund’s industry concentration limitation during the Fund’s next proxy solicitation.

The Investment Adviser

16.  In the discussion of the Expense Limitation Agreement, please revise the sentence below to indicate that the Fund’s expense reimbursements will not exceed the expense limitation in effect at the time the expenses were waived or repaid.

Any fee reductions and/or expense reimbursements by the Adviser are subject to repayment by the Fund for a period of three years from the date such fees and expenses were incurred, provided the Fund is able to effect such repayment and remain in compliance with the undertaking by the Adviser to limit the Fund’s expenses.

RESPONSE: We have revised the sentence as follows:

Any advisory fee reductions and/or expense reimbursements by the Adviser are subject to repayment by the Fund for a period of three years from the date such fees and expenses

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were incurred, provided that the repayment to the Adviser does not cause the Fund’s aggregate ordinary operating expenses to exceed 1.25% of the Fund’s average daily net assets at the time such amount was waived or repaid.

Thank you for your comments. Please contact me at 513/346-4181 or bsanten@ultimusfundsolutions.com if you have any questions.

Very truly yours,

/s/ Betsy Santen

Betsy Santen

Senior Paralegal

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